SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        ANNUAL report pursuant to Section 15(d) of the Securities Exchange
ACT OF 1934 (Fee required)

           For the fiscal year ended  December 31, 1995
                                      -----------------

                                       Or


[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (No fee required)

           For the transition period from                    to
                                           -----------------    --------------


           Commission file number     1-8483
                                  --------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                   MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
- ------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                               Unocal Corporation
        2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245
- -------------------------------------------------------------------------------

                        INDEX TO FINANCIAL STATEMENTS OF
                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


        The following financial statements reflect the status of the Molycorp, Inc. 401(k) Retirement Savings Plan as of December 31, 1995 and 1994, and the results of its transactions for each of the years then ended.

                                                                 Page Number
Statements included herein:


Report of Independent Accountants...................................... 2

Statements of Net Assets Available for Benefits
 with Fund Information .................................................3

Statements of Changes in Net Assets Available
  for Benefits with Fund Information................................... 4

Notes to Financial Statements........................................ 5-8

Item 27(a) - Schedule of Assets Held for Investment Purposes...........10

Item 27(d) - Schedule of Reportable Transactions.......................11

Exhibit Index .........................................................12



        Schedules I, II and III are omitted because the subject matter did not exist or the required information is given in the financial statements or notes to financial statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS








The Administrative Committee of the Molycorp, Inc. 401(k) Retirement Savings
Plan:



        We have audited the accompanying statements of net assets available for benefits of the Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






COOPERS & LYBRAND L. L. P.
June 25, 1996
Los Angeles, California

                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
      STATEMENTS OF NET ASETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           DECEMBER 31, 1995 AND 1994





                                                                                Participant Directed
                                                                                       1995
                                                                  ------------------------------------------------
                                                                                       Unocal
                                                                     Fidelity          Common              GIC
                                                                       Fund             Stock              Fund              Total
                                                                  --------------    ------------      ------------     -------------
Assets
   Investments at fair value (Note 2)
      Shares of registered investment companies
         Fidelity Puritan Mutual Fund ......................          $234,242          $   --            $   --            $234,242
      Unocal Common Stock ..................................              --             180,895              --             180,895
                                                                      --------          --------          --------          --------
                                                                       234,242           180,895              --             415,137

   Investments at contract value (Note 3)
      Bank of California Employee Benefit
        Investment Contract Fund ...........................              --                --              44,814            44,814
                                                                      --------          --------          --------          --------
            Total investments ..............................           234,242           180,895            44,814           459,951

Cash .......................................................                 2                86                 5                93
Accrued income .............................................              --                --                 225               225
Participants contributions receivable ......................             6,899             8,269             4,155            19,323
                                                                      --------          --------          --------          --------

Net assets available for benefits ..........................          $241,143          $189,250          $ 49,199          $479,592
                                                                      ========          ========          ========          ========






                                                                                 Participant Directed
                                                                                        1994
                                                                  ------------------------------------------------
                                                                                        Unocal
                                                                       Fidelity         Common            GIC
                                                                         Fund           Stock             Fund              Total
                                                                  --------------     ------------      ------------    -------------
Assets
   Investments at fair value (Note 2)
      Shares of registered investment companies
         Fidelity Puritan Mutual Fund ......................          $116,567          $   --            $   --            $116,567
      Unocal Common Stock ..................................              --             129,874              --             129,874
                                                                      --------          --------          --------          --------
                                                                       116,567           129,874              --             246,441
   Investments at contract value (Note 3)
      Bank of California Employee Benefit
        Investment Contract Fund ...........................              --                --              41,096            41,096
                                                                      --------          --------          --------          --------
            Total investments ..............................           116,567           129,874            41,096           287,537

Cash .......................................................                 5                19                 1                25
Accrued income .............................................              --                --                 197               197
Participants contributions receivable .....................             5,856             6,279              --              12,135
                                                                      --------          --------          --------          --------
            Total assets ...................................           122,428           136,172            41,294           299,894

Liabilities
   Amounts payable for shares purchased
     and withdrawals of cash ...............................              --                --               1,326             1,326
                                                                      --------          --------          --------          --------
            Total liabilities ..............................              --                --               1,326             1,326

Net assets available for benefits ..........................          $122,428          $136,172          $ 39,968          $298,568
                                                                      ========          ========          ========          ========

The accompanying notes are an integral part of these financial statements.

                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                   FOR YEARS ENDED DECEMBER 31, 1995 AND 1994





                                                                               Participant Directed
                                                                      ----------------------------------------------
                                                                                      1995
                                                                      --------------------------------------------------------------
                                                                                          Unocal
                                                                       Fidelity           Common            GIC
                                                                         Fund              Stock           Fund             Total
                                                                      ------------     ------------    -------------    ------------
Additions to net assets attributed to:
   Investment income
       Net appreciation in fair value
          of investments ......................................        $  21,870        $   9,306         $      --        $  31,176
        Interest ..............................................               14               70                38              122
        Dividends .............................................           10,657            4,475             2,861           17,993
                                                                       ---------        ---------         ---------        ---------
          Total investment income .............................           32,541           13,851             2,899           49,291

   Participant contributions ..................................           67,521           58,874            20,417          146,812
                                                                       ---------        ---------         ---------        ---------

          Total additions .....................................          100,062           72,725            23,316          196,103

Deductions from net assets attributed to:
   Participants withdrawals and distributions .................               --              --             15,079           15,079
                                                                           ------           ------           ------           ------


Net increase prior to interfund transfers .....................          100,062           72,725             8,237          181,024

Interfund transfers ...........................................           18,653          (19,647)              994              --
                                                                       ---------        ---------         ---------        ---------

         Net increase .........................................          118,715           53,078             9,231          181,024

Net assets available for benefits:
   Beginning of year ..........................................          122,428          136,172            39,968          298,568
                                                                       ---------        ---------         ---------        ---------
   End of year ................................................        $ 241,143        $ 189,250         $  49,199        $ 479,592
                                                                       =========        =========         =========        =========




                                                                             Participant Directed
                                                            ------------------------------------------------------
                                                                                      1994
                                                            -----------------------------------------------------------------------
                                                                                        Unocal
                                                                     Fidelity           Common             GIC
                                                                       Fund             Stock             Fund               Total
                                                                   ------------      ------------     -------------     ------------
Additions to net assets attributed to:
   Investment income
       Net depreciation in fair value
          of investments ...................................        $  (7,296)        $  (2,586)        $      --         $  (9,882)
        Interest ...........................................               95                50                47               192
        Dividends ..........................................            7,408             2,837             2,344            12,589
                                                                    ---------         ---------         ---------         ---------
          Total investment income ..........................              207               301             2,391             2,899

   Participant contributions ...............................           54,911            50,800            10,723           116,434
                                                                    ---------         ---------         ---------         ---------

         Total additions ...................................           55,118            51,101            13,114           119,333
                                                                       ------            ------            ------           -------

Net increase prior to interfund transfers ..................           55,118            51,101            13,114           119,333


Interfund transfers ........................................           12,728             5,225           (17,953)               --
                                                                    ---------         ---------         ---------         ---------

         Net increase (decrease) ...........................           67,846            56,326            (4,839)          119,333

Net assets available for benefits:
   Beginning of year .......................................           54,582            79,846            44,807           179,235
                                                                    ---------         ---------         ---------         ---------
   End of year .............................................        $ 122,428         $ 136,172         $  39,968         $ 298,568
                                                                    =========         =========         =========         =========

The accompanying notes are an integral part of these financial statements.

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General
- -------

        The Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") is sponsored by Molycorp, Inc. (the "company"), an indirect wholly owned subsidiary of Unocal Corporation. The Plan provides for voluntary contributions by participants. The Plan was effective as of January 1, 1991. Each individual participant is allowed to choose how their funds are invested from among three investment options. All funds remain with The Bank of California (the "Trustee") for the exclusive benefit of Plan participants until distributed after termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

     Other information regarding the Plan can be found in the Molycorp, Inc. 401(k) Retirement Savings Plan Booklet dated April 1, 1991, as amended.


Contributions
- -------------

        Voluntary participant contributions to the Plan are made on a pre-tax basis and cannot exceed 15 percent of a participant's base pay. The pre-tax contributions are also known as 401(k) contributions. Contributions cannot exceed the dollar amount prescribed by law and cannot be calculated on a base pay in excess of the amount allowed by law.

Participant Accounts
- --------------------

        Each   participant's   account  is  credited   with  the   participant's
contributions and the respective investment earnings of the individual funds as governed by the participant's investment selection.

Vesting
- -------

        Participants are always 100 percent vested in participant contributions and the investment earnings on those contributions.

Payment of Benefits
- -------------------

        On termination of employment or at which time participants become eligible to receive benefits, participants may elect to receive either a lump-sum amount equal to the value of their account or deferral of any distribution until a later date, but not beyond age 70-1/2. If a participant continues to work past age 70-1/2, distributions of a portion of the participant's account balance is required from time to time.

Investment Program
- ------------------

        All contributions are held in trust and invested by the Trustee in accordance with the option or options elected by the participant. A participant's account may be invested in one or any combination of the following funds administered by the Trustee:

      Fidelity Puritan Mutual Fund - Funds are invested in shares of a mutual fund maintained by a registered investment company that invests in common and preferred stocks, as well as bonds, of various U.S.
     corporations.

      Unocal Corporation Common Stock Fund ("Unocal Common Stock") - Funds are invested in common stock of Unocal Corporation, the company's ultimate parent.



      Employee  Benefit  Guaranteed  Investment  Contract Fund   ("GIC") - Funds
     are invested in a bank commingled trust fund which holds fixed-rate

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


          investment contracts with various insurance companies.


Federal Income Tax Status
- -------------------------

        In the opinion of the Plan's administrator and tax counsel, the Plan is designed and operated in a manner that meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended. Therefore, the Plan is not required to pay any federal income taxes. Earnings on Plan accounts will not be taxable to participants prior to withdrawal from the Plan.

Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal tax penalty.

Plan Termination
- ----------------

        The company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the company may at any time or from time to time amend or terminate the Plan in whole or in part, subject to the requirements of ERISA and other applicable laws. An amendment may affect present, as well as future participants, but may not diminish the account of any participant existing on the effective date of such amendment. The company has no present intent to terminate the Plan.

Reclassifications
- -----------------

        Certain  items  in  the  prior  year  financial   statements  have  been
reclassified to conform to the current year presentation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

        The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. In addition, the following accounting policies are applied:

       a.  Purchases and sales of securities are recorded on a trade-date basis.

       b. Dividends are recorded on an ex-dividend basis.

       c. Interest income is recorded on the accrual basis.

       d.  Benefits are recorded when paid.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Substantially all of the administrative and other costs of the Plan are paid by the company.

Valuation of Investments
- ------------------------

     The Plan's investments are stated at fair value except for its investment contract fund which is valued at contract value (Note 3). Shares of registered investment companies are valued at quoted market prices from national exchanges which represent the net asset value of shares held by the Plan at year-end. The

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


Unocal common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions.

NOTE 3 - INVESTMENTS AT CONTRACT VALUE

        Funds invested in the GIC fund, which holds fixed-rate investment contracts with various insurance companies, are valued at contract value. The Plan's ownership interest in this bank commingled trust fund is based upon units of equal value referred to as units of participation. Each unit of participation represents a proportionate undivided beneficial interest in the total value of all investment contracts which are held by the bank commingled trust fund. The number of units of participation allocated to the Plan are determined by the Trustee on a monthly basis.

        As a result of the adoption of Statement of Position (SOP) 94-4, "Reporting for Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Benefit Plans", effective January 1, 1995, the Plan reported all investments in fixed-rate investment contracts at contract value. The contract value of such investment contracts approximate fair value; therefore, the adoption of SOP 94-4 has an immaterial impact on the Plan's net assets available for benefits. The crediting interest rate for all outstanding fixed-rate investment contracts was .5100 percent and .4894 percent as of December 31, 1995 and 1994, respectively, and the average yield rate for such contracts was 6.76 percent and 6.42 percent for the years then ended, respectively.

NOTE 4 - CONCENTRATION OF CREDIT RISK

     The GIC fund consists of a series of fixed-rate investment contracts with various insurance companies. Although this fund contains a diversified portfolio of investment contracts, the ultimate performance of the contract fund is dependent upon the ability of the underlying companies to honor them.

NOTE 5 -PARTIES-IN-INTEREST

     The Plan's investment in the Employee Benefit Investment Contracts Fund is managed by Bank of California. The Bank of California is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

NOTE 6 -RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                    DECEMBER 31, 1995
                                              --------------------------

 Net assets available for benefits per
   the financial statements                                  $479,592

 Amounts allocated to withdrawing
   participants                                               (3,437)
                                              -------------------------

 Net assets available for benefits
   per the Form 5500                                        $476,155
                                              =========================

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              YEAR ENDED
                                                           DECEMBER 31, 1995
                                                        -----------------------

 Benefits paid to participants per
    the financial statements                                         $15,079

 Add:  Amounts allocated to withdrawing
        participants at 12/31/95                                       3,437

 Less:  Amounts allocated to withdrawing
         participants at 12/31/94                                          -
                                                      -------------------------

 Benefits paid to participants per the Form 5500                     $18,516
                                                      =========================

                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                  ---------------------------------------------

                                 (Name of Plan)






June 26, 1996
                              By: /s/ Charles S. McDowell
                                  ------------------------
                                   Charles S. McDowell, Member,
                                   Administrative Committee of the
                                   Molycorp, Inc. 401 (k) Retirement
                                   Savings Plan

               MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995






                                                   (c) Description of Investment
                                                       Including Maturity Date,
          (b) Identity of Issue, Borrower,             Rate of Interest, Collateral,                              (e)    Current
    (a)       Lessor or Similar Party                  Par or Maturity Value                  (d)  Cost                   Value
- ------------------------------------------------------------------------------------------------------------------------------------

               Fidelity Investments                     Fidelity Puritan Mutual Fund         $     220,280          $      234,242
               (13,770.863 shares)

               Unocal Corporation                       Unocal Corporation Common Stock            168,572                 180,895
               (6,211 shares)

        *      Bank of California                       Employee Benefit Investment
               (4,503.892 shares)
                                                           Contract Fund                            44,814                  44,814
                                                                                           ----------------       -----------------
                                                                                             $     433,666          $      459,951
                                                                                           ================       =================
*    Trustee  for the Plan  and,  therefore,  a  party-in-interest  for  which a statutory exemption exists.




                 MOLY CORP, INC. 401(K) RETIREMENT SAVINGS PLAN
               ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS *
                      FOR THE YEAR ENDED DECEMBER 31, 1995





                         (b)Description                                              (f)Expense                (h)Current
                         of Assets                                                    Incurred                  Value of      (i)Net
                         (Including Interest    (c)Purchase  (d)Selling    (e)Lease   With          (g) Cost    Asset on       Gain
(a)Identity of           Rate and Maturity         Price        Price       Rental    Transaction   of Asset    Transaction    Or
Party Involved           in Case of a loan)                                                                     Date          (loss)
- ------------------------------------------------------------------------------------------------------------------------------------

Short-term ...........  118,597 Shares
 Investment Fund .....  (82 Transactions)         118,597                                            118,597     118,597          --

Short-term ...........  118,466 Shares
 Investment Fund .....  (45 Transactions)                       118,466                              118,466     118,466          --

Bank of California ...  2,164.6 Shares            21,646                                              21,646      21,646          --
 Employee Benefit ....  (27 Transactions)
 Investment Contract
 Fund (1)


Bank of California ...  1,770.2 Shares                           17,702                               17,702      17,702          --
 Employee Benefit ....  (4 Transactions)
 Investment Contract
 Fund (1)


Fidelity Investments .  6,919.7 Shares
 Puritan Fund ........  (26 Transactions)         112,883                                            112,883     112,883          --


Fidelity Investments .  1,019.6 Shares
 Puritan Fund ........  (3 Transactions)                         17,077                               16,062      17,077       1,015


Unocal Corporation ...  2,322 Shares               64,445                                             64,445      64,445          --
 Common Stock ........  (15 Transactions)


Unocal Corporation ...  877 Shares                               22,981                               23,806      22,981       (825)
 Common Stock ........  (5 Transactions)




* Under ERISA, a reportable transaction is a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan assets at the beginning of the Plan year.

(1) Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

                               UNOCAL CORPORATION

                                  EXHIBIT INDEX



Exhibit                              Description
- -------                              -----------

  23                      Consent of Coopers & Lybrand L.L.P